SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS´ ENROLLMENT No. 33.700.394/0001 - 40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY- HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JULY 31st, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, 891, in the city of São Paulo, State of São Paulo, at 5:30 p.m.

CHAIRMAN: Pedro Sampaio Malan.

QUORUM: Majority of the members elected.

RESOLUCTION UNANIMOUSLY TAKEN BY THOSE PRESENT:

1. Elected to  the  Board of  Officers, as a  Deputy  Officer,  with  term of  office  until  the investiture of the Officers to be elected by the Board of Directors meeting to be held until 30th April, 2009, Mr. PEDRO PAULO DE ALMEIDA CARNEIRO DA CUNHA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua João  Moreira  Salles,  No.  130,  Bloco  C,  Nível 3,  bearer  of  the  Identity  Card  RG No. 117241015- SSP- SP and enrolled with the Individuals Taxpayers´ Enrollment (“CPF”) under No. 066.777.488 - 20.

2. Appointed Mr. MARCOS DE BARROS LISBOA as the Officer responsible for the prevention of crimes against the Financial System, according to Law No. 9.613/1998,  Rule (Circular) No. 2.852/1998  of the Central Bank of Brazil and to Instruction (Instrução) No. 301/1999 of the Securities Exchange Commission (Comissão de Valores Mobiliários).

3. Ratified the acceptance of the resignation request of Mr. EDGARD BORSOI VIANA as a member of the Board of Officers, by means of a letter received by the Company in July 15th, 2008.

São Paulo, July 31st, 2008. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Israel Vainboim and Pedro Luiz Bodin de Moraes.

This minute is an exact copy of the original transcribed in the proper Corporate Book.

São Paulo, July 31st, 2008.

____________________________________       ________________________________

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 1, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.